

Mail Stop 4546

November 18, 2016

Maria Stahl
Senior Vice President and General Counsel
Tetraphase Pharmaceuticals, Inc.
480 Arsenal Way
Watertown, MA 02472

> **Re: Tetraphase Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 8, 2016**
> **File No. 333-214500**

Dear Ms. Stahl:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Fee Table

1.   On page 19, you state that you may offer warrants as part of a unit. Further, counsel has opined with respect to units on page 4 of Exhibit 5.1. Please revise the Calculation of Fee Table and prospectus cover page to include the units being offered and add a brief description of the units to the disclosure provided in response to Item 9 of Form S-3.

Incorporation by Reference, page 2

2.   Please incorporate by reference your Form 8-K dated January 11, 2016. See Item 12(a)(2) of Form S-3.

Exhibit 5.1

3.   We note the qualification on page 3 that counsel expresses "no opinion herein as to the laws of any state or jurisdiction other than the state laws of the Commonwealth of Massachusetts, the General Corporation Law of the State of Delaware and the federal laws of the United States of America." However, Exhibit 4.3, section 16 and Exhibit 4.4, section 17 provide that New York law will govern the debt securities being offered. Please file a revised legal opinion which includes the law of the jurisdiction governing the debt securities.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jeffrey Gabor at (202) 551-2544 or Mary Beth Breslin at (202) 551-3625 with any questions.

                                        Sincerely,

                                        /s/ Mary Beth Breslin for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Stuart M. Falber, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP